UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2009
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

Page
Part I — FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended March 31, 2009 and 2008	2

b) Condensed Consolidated Balance Sheet as of March 31, 2009 and December 31, 2008	3

c) Condensed Consolidated Statement of Cash Flows for the Three months ended March 31, 2009 and 2008	4

d) Consolidated Statement of Shareholders’ Equity for the Three months ended March 31, 2009	5

d) Notes to Condensed Consolidated Financial Statements	6

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

PART II — OTHER INFORMATION

Item 1. Legal Proceedings	11

Item 1a. Risk Factors	11

FLAMEL TECHNOLOGIES S.A.
PART 1. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2008	2009
Revenue:
License and research revenue	$3,544	$7,089
Product sales and services	4,722	2,422
Other revenues	2,599	2,543

Total revenue	10,865	12,054

Costs and expenses:
Cost of goods and services sold	(2,409)	(2,050)
Research and development	(9,277)	(7,385)
Selling, general and administrative	(4,074)	(2,946)

Total	(15,760)	(12,381)

Profit (loss) from operations	(4,895)	(327)

Interest income net	381	118
Foreign exchange gain (loss)	(113)	(74)
Other income (loss)	31	7

Income (loss) before income taxes	(4,596)	(276)
Income tax benefit (expense)	900	1,466

Net income (loss)	$(3,696)	$1,190

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.15)	$0.05
Diluted earnings (loss) per share	$(0.15)	$0.05

Weighted average number of shares outstanding (in thousands) :

Basic	24,056	24,205
Diluted	24,056	24,372
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	March 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	$27,021	$17,853
Marketable securities	10,057	21,209
Accounts receivable	6,979	10,127
Inventory	1,837	2,093
Research and development tax credit receivable short term	11,114	5,628
Prepaid expenses and other current assets	2,181	2,282

Total current assets	59,189	59,192

Property and equipment, net	27,601	25,065
Other assets:
Research and development tax credit receivable long term	4,880	6,625
Other long-term assets	191	198
Total other assets	5,071	6,823

Total assets	$91,861	$91,080

LIABILITIES
Current liabilities:
Current portion of long-term debt	684	654
Current portion of capital lease obligations	69	26
Accounts payable	5,760	5,299
Current portion of deferred revenue	798	1,672
Advances from customers	587	1,025
Accrued expenses	5,905	4,698
Other current liabilities	6,452	5,987

Total current liabilities	20,255	19,361

Long-term debt, less current portion	2,269	2,170
Capital lease obligations, less current portion	96	84
Deferred revenue, less current portion	201	5,315
Other long-term liabilities	20,494	15,106

Total long-term liabilities	23,060	22,675

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 24,205,350 issued and outstanding at December 31, 2008 and March 31, 2009 (28,365,090 authorised — nominal value 0.122 euro )	3,516	3,516
Additional paid-in capital	193,085	194,442
Accumulated deficit	(160,205)	(159,015)
Accumulated other comprehensive income (loss)	12,150	10,101

Total shareholders’ equity	48,546	49,044

Total liabilities and shareholders’ equity	$91,861	$91,080

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cashflows
(Unaudited)
(Amounts in thousands of dollars, except share data)

	Three months ended
	March 31,
	2008	2009
Cash flows from operating activities:
Net income (loss)	$(3,696)	$1,190
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,648	1,477
Gains on sales of marketable securities	(66)	(34)
Grants recognized in other income and income from operations	—	(782)
Stock compensation expense	2,383	1,376
Increase (decrease) in cash from:
Accounts receivable	(999)	(3,380)
Inventory	(299)	(330)
Prepaid expenses and other current assets	(160)	(192)
Research and development tax credit receivable	(1,137)	2,977
Accounts payable	235	28
Deferred revenue	(823)	5,904
Accrued expenses	(220)	(475)
Other current liabilities	707	602
Other long-term assets and liabilities	(957)	(414)

Net cash provided by (used in) operating activities	(3,384)	7,947

Cash flows from investing activities:
Purchases of property and equipment	(1,188)	(411)
Proceeds from sales of marketable securities	20,257	(30,508)
Purchase of marketable securities	(12,440)	19,197

Net cash provided by (used in) investing activities	6,629	(11,722)

Cash flows from financing activities:
reimbursment of loans or conditional grants	—	(3,998)
Principal payments on capital lease obligations	(102)	(46)
Cash proceeds from issuance of ordinary shares and warrants	31	—

Net cash provided by (used in) financing activities	(71)	(4,044)

Effect of exchange rate changes on cash and cash equivalents	2,121	(1,349)

Net increase (decrease) in cash and cash equivalents	5,295	(9,168)

Cash and cash equivalents, beginning of period	26,313	27,021

Cash and cash equivalents, end of period	$31,608	$17,853

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2009	24,205,350	$3,516	$193,085	($160,205)	$12,150	$48,546

Stock-based compensation expense			1,357			1,357
Net Income				1,190		1,190
Foreign currency translation adjustment					(2,050)	(2,050)

Comprehensive loss						$(860)
Balance at March 31, 2009	24,205,350	$3,516	$194,442	$(159,015)	$10,100	$49,043

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity as Currency Translation Adjustments.
     2. REVENUES
2.1 License and research revenue
     The Company recognized research and development revenues of $2,612,000 for the first three months of 2009. Research and development revenues include $935,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $201,000 pursuant to the agreement signed with Wyeth Pharmaceuticals on September 12, 2007.
     Licensing fees of $4,477,000 were recognized in the first three months of 2009 and included one milestone of $4,000,000 from GlaxoSmithline (GSK).
     2.2 Product sales and services.
     In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $2,422,000.

\

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     2.3 Other revenues.
     The Company recognized other revenues of $2,543,000 for the three month period ended March 31, 2009 which includes primarily royalties from the License Agreement with GSK with respect to Coreg CR.
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows:

	December 31,	March 31,
(In thousands of U.S. dollars)	2008	2009
Raw materials	2,272	1,899
Finished goods	781	1,397
Provision for inventory obsolescence	(1,216)	(1,203)

Inventories, net	1,837	2,093

     4. RESEARCH TAX CREDIT
     The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash.
     For the three month period ended March 31, 2009, the credit amounted to $1,466,000.
     5. SHAREHOLDERS’ EQUITY
     Except as set forth below, during the three month period ended March 31, 2009, no new shares were issued by the Company.
     6. STOCK COMPENSATION EXPENSE
     During the three month period ending March 31, 2009, 100,000 stock options and 25,000 free shares awards were granted by the Company.
     The Company decided to use a simplified method to estimate the expected term of the stock options granted this quarter. The Company considered that insufficient historical exercise data is available for stock options that have been granted and consequently, the Company believes that prior exercise patterns would not accurately reflect future exercises.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     The grant date fair value of the stock options granted is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended
March 31, 2009
Risk-free interest rate	1.96%
Dividend yield	—
Expected volatility	72%
Expected term	6.25 years
Forfeiture rate	—
     Net income before and after stock-based compensation is as follows :

	Three months ended
	March	March
(in thousands except per share data)	31, 2008	31, 2009
Net income (loss)	(3,696)	1,190

Net income (loss) per share
Basic	($0.15)	$0.05
Diluted	($0.15)	$0.05

Number of shares used for computing
Basic	24,056	24,205
Diluted	24,056	24,372

Stock-based compensation (FAS123R)
Cost of products and services sold	127	57
Research and development	1,230	624
Selling, general and administrative	1,026	695

Total	2,383	1,376

Net income (loss) before stock-based compensation	(1,313)	2,566

Net income (loss) before stock-based compensation per share
Basic	($0.05)	$0.11
Diluted	($0.05)	$0.11

FLAMEL TECHNOLOGIES S.A.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
          Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2008, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.
RESULTS OF OPERATIONS
     For the first three months of 2009, Flamel reported total revenues of $12.1 million compared to $10.9 million for the first three months of 2008.
     License and research revenues for the three months ended March 31, 2009 were $7.1 million compared to $3.5 million for the first three months of 2008, an increase primarily driven by one milestone payment for a total amount of $4 million invoiced to GlaxoSmithKline (GSK).
     Product sales and services, pursuant to the Company’s supply contract with GSK totaled $2.4 million for the first three months of 2009 compared to $4.7 million for the first three months of 2008. The reduction in revenues during the period coincided with lower demand for Coreg CR.
     Other revenues were $2.5 million for the three months ended March 31, 2009 compared to $2.6 million for the first three months of 2008.

FLAMEL TECHNOLOGIES S.A.
     Operational expenses decreased to $12.4 million during the first three months of 2009 from $15.8 million for the first three months of 2008. The decline was magnified in dollar terms by the weakness of the dollar versus the euro year-on-year. This decrease was also due primarily to efforts to contain operating costs and prioritize our expenditures.
     Costs of goods and services sold were $2.0 million, as compared to $2.4 million in the first three months of 2008. This decrease was due to reductions in 2009 expenditures to correspond with lower demand for Coreg CR.
     Research and development expenditures were $7.4 million, compared to $9.3 million in the first three months of 2008. The reduction in research and development expenditures was primarily due to timing and commitment of certain expenses as well as a favorable euro-dollar exchange rate.
     SG&A expenses during the quarter were $2.9 million compared to $4.1 million in the year-ago period mainly due to efforts to contain non-critical expenditures.
     Net income for the first three months was $1.2 million, compared to a net loss of ($3.7) million in the first three months of 2008. Net income per share (basic) for the first three months of 2009 was $0.05, compared to net loss per share in the year-ago period of ($0.15).
LIQUIDITY AND CAPITAL RESOURCES
     On March 31, 2009, the Company had $39.1 million in cash, cash equivalents and marketable securities, compared to $37.1 million on December 31, 2008.
     This increase in cash and marketable securities does not include the $4 million milestone payment invoiced to GSK but does include the $6.5 million upfront payment by Merck Serono received in the first quarter following exercise of an option to license Medusa technology for development of an improved formulation of an already marketed therapeutic protein in Merck Serono’s portfolio.
     In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the company by French tax authorities for expenditure incurred in 2005, 2006 and 2007. During the first quarter of 2009, the research tax credit from 2005 was paid by the tax authorities and the corresponding advance was reimbursed to OSEO, which resulted in:
-	a cash outflow from financing activities ($3,998,000), related to the reimbursement of the advance secured against the R&D tax credit from 2005, and

-	a cash inflow from operating activities ($4,442,000), corresponding to the R&D credit tax from 2005 paid by the tax authorities (decrease in R&D tax credit receivable).
     We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.

FLAMEL TECHNOLOGIES S.A.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     During the first quarter of 2009, there were no material changes to any legal proceedings involving the company that management believes would have a material adverse effect on our consolidated financial position or results of operations. Please refer to the ‘Legal Proceedings’ section of our Annual Report on Form 20-F for the year ended December 31, 2008 for additional information.
Item 1A. Risk Factors
     Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2008 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:
•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•	although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

•	we depend on key personnel to execute our business plan. If we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•	products that incorporate our drug delivery technologies are subject to regulatory approval. If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

•	commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

FLAMEL TECHNOLOGIES S.A.
•	regulatory reforms may adversely affect our ability to sell our products profitably;

•	if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be reduced or eliminated;

•	certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet strict regulatory requirements could adversely affect our business;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business;

•	our products and technologies may not gain market acceptance;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;.

•	third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•	the current credit and financial market conditions may exacerbate certain risks affecting our business;

•	we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the global economic recession and its negative effect on the capital markets and which may result in dilution of our shareholders’ equity interest;

•	our share price has been volatile and may continue to be volatile;

•	our operating results may fluctuate, which may adversely affect our share price;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results.

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.
Dated: June 12, 2009	/s/ Stephen H. Willard
Chief Executive Officer